
16014247

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2016
Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Securites, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby , Suite 5100
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1000 Lousianna	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexandra Pruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



M GUTIERREZ
My Commission Expires
October 22, 2017

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor, Pickering, Holt & Co. Securities, Inc.

Statement of Financial Condition
December 31, 2015

Tudor, Pickering, Holt & Co. Securities, Inc.
Index
December 31, 2015



Report of Independent Registered Public Accounting Firm

To Management of Tudor, Pickering, Holt & Co. Securities, Inc.

We have reviewed Tudor, Pickering, Holt & Co. Securities, Inc. 's assertions, included in the accompanying Tudor, Pickering, Holt & Co. Securities, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (2)(ii), as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended to December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 1000 Louisiana St., Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Tudor, Pickering, Holt & Co. Securities, Inc.'s Exemption Report

Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2015 without exception.

____

Tudor, Pickering, Holt & Co. Securities, Inc.

I, **Alexandra Pruner**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________________

Title: Tudor, Pickering, Holt & Co. Securities, Inc., Chief Financial Officer

February 26, 2016



Report of Independent Accountants

To Management of Tudor, Pickering, Holt & Co. Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") for the year ended December 31, 2015, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Agreed payment of $70,006 for the period from January 1, 2015 through June 30, 2015, paid on July 28, 2015 through wire transfer, to Form SIPC-6 and the Company's July 2015 bank statement, noting no differences.

   b. Agreed $55,198 accrued for the period from July 1, 2015 through December 31, 2015 to the general ledger and amended Form SIPC-7 without exception. Agreed the payment of $55,198 to wire transfer on February 22, 2016, noting no differences. Observed approval of the wire transfer and obtained a copy of the submission email correspondence on February 22, 2016 provided by the Company's Controller.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total Revenue amount of $51,781,788 reported on page 2, item 2a of amended Form SIPC-7 for the year ended December 31, 2015 and noted a difference of $34,913.



3. Compared any adjustments reported on page 2, items 2b and 2c of amended Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deduction on line 2c-(3), execution charges, NASD Expense, and clearance expenses to the sum of accounts 5000, 5001 and 5003 included within the general ledger provided by the Company noting no differences.

   b. Compared deduction on line 2c-(8), Sublease Revenue to account 4097 included within the general ledger provided by the Company noting no differences.

   c. Compared deduction on line 2c-(9i), Total interest and dividend expense to the lesser of account 4100 – Interest Income ($57,952) and account 6717 - Subloan interest expense ($120,000) included within the Company's general ledger.

4. Proved the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $50,081,403 and $125,204 respectively, of the amended Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2016



Report of Independent Registered Public Accounting Firm

To Management of Tudor, Pickering, Holt & Co. Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 1000 Louisiana St., Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	25,151,759
Restricted cash and equivalents		287,707
Deposits with clearing broker		250,034
Receivables from broker-dealers		1,812,467
Receivables from affiliates		524,833
Income tax receivable		1,071,442
Other trade receivables		1,792,416
Furniture, equipment and leasehold improvements, net		7,343,063
Cash surrender value of company-owned life insurance		1,688,800
Other assets		979,728
Total assets	$	40,902,249
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	1,004,327
Payables to affiliates		73,728
Deferred rent		2,597,615
Income tax payable		429,931
Deferred compensation liability		1,676,214
Deferred tax liability, net		826,645
		6,608,460
Commitments, contingencies and guarantees (Note 11)		
Subordinated borrowings		1,500,000
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding		20,123,671
Retained earnings		12,670,118
Total stockholder's equity		32,793,789
Total liabilities and stockholder's equity	$	40,902,249

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

Organization

Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), a Texas corporation formed in October 2003 under the name Pickering Energy Partners, Inc., is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers. The Company introduces all of its customer transactions, which are not reflected within these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for uncollateralized margin loans receivable and for losses that result from a counterparty's failure to fulfill its contractual obligations. The right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker. As of December 31, 2015 the Company has not recorded any liabilities with regard to the clearing broker's rights.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking and financing advice and equity research, sales, and trading related to the energy industry. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains branch or secondary offices in Denver, Colorado, and New York, New York. At December 31, 2015, the Company was registered as a limited broker-dealer in 42 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company claims exemption under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination requires that a number of significant judgments are made. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time, if determined to be appropriate.

The Company's financial instruments include cash, restricted cash and equivalents, receivables from broker-dealers, affiliates and others, cash surrender value of company-owned life insurance, accounts payable and accrued liabilities, payables to affiliates, deferred compensation liabilities and subordinated borrowings.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash and Equivalents
The Company maintains a Certificate of Deposit as collateral for a standby letter of credit, which is classified as restricted cash. This letter of credit is maintained as a requirement of the Company's New York office lease agreement in an amount equal to six months of annual fixed rent and electricity charges.

Deposit with Clearing Broker
Under the terms of the agreement with the clearing broker, the Company must maintain either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $250,000 in a deposit account. The Company must maintain the account until the termination of the clearing agreement. The Company must also maintain a minimum net capital as determined by FINRA rules and provide insurance of at least $500,000 during the term of the agreement. The Company is required to be in compliance with applicable local, state and federal regulations.

Allowance for Doubtful Accounts
The Company's allowance for doubtful accounts is determined by the risk of loss associated with accounts receivable balances. The Company's policy for determining the allowance is based on factors that affect collectability, including (a) historical trends of write-offs, recoveries and credit losses; (b) the credit quality of our customers and (c) projected economic and market conditions. The Company's policy is to establish an allowance that is adequate to absorb any known or probable losses as of December 31, 2015. As of December 31, 2015, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Other Assets
Other assets consists primarily of amounts paid for subscriptions for research services and insurance, net of amortization. These amounts are amortized over the life of the subscriptions or insurance policies.

Affiliate Expense Allocation
Certain expenses of the Company and its affiliates are processed and paid by Tudor, Pickering, Holt & Co. Management, LLC, (the "Management Company"). Expenses specifically related to the Company are paid directly by the Company, whereas shared expenses are allocated to each affiliate based upon headcount or other methodology as appropriate. These transactions result in receivables and payables with affiliates which are settled in cash within 12 months. See Note 10 for further explanation of affiliate transactions.

Share-Based Compensation
The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). The Parent applies the fair value method of accounting for its share-based compensation plan. Compensation expense is recorded based on the fair value of the Units on grant date and is recognized on a straight-line basis over the requisite service period

of the Units. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The fair value of each Unit award on the applicable grant dates was estimated using a Monte Carlo valuation model.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax basis of assets and liabilities.

Recent Accounting Pronouncements

Fair Value Measurement Hierarchy

In May 2015, the FASB issued updated guidance for the classification and disclosure of certain investments using the net asset value ("NAV") as a practical expedient to measure the fair value of the investment. The guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using NAV as a practical expedient. The new guidance is effective for financial statements issued for fiscal years beginning after December 15, 2016. The Company is currently evaluating the potential impact on its financial statements.

Financial Instruments

In January 2016, the FASB amended the Financial Instruments accounting standard to provide additional guidance on the recognition and measurement of financial assets and liabilities. The amendment requires investments in equity instruments to be measured at fair value with changes in fair value reflected in net income. The amendment also changes the disclosure requirements for certain debt instruments. The new guidance is effective for fiscal years beginning after December 15, 2018 for the Company. The Company is currently assessing the impact the adoption will have on its financial statements.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2015, the Company had net capital of $22,828,462, which resulted in excess net capital of $22,543,149. The Company's ratio of aggregate indebtedness to net capital was 0.1875 to 1.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following:

Fumiture and office equipment	$	6,030,837
Leasehold improvements		10,311,400
Software		501,293
Less: Accumulated depreciation		(9,500,467)
	$	7,343,063

4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. Financial instruments within the scope of these disclosure requirements are included in the following table.

	Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 25,151,759	$ -	$ -	$ 25,151,759
Restricted cash (certificate of deposit)		287,707		287,707
Deposits with clearing broker		250,034		250,034
Receivables from broker-dealers		1,812,467		1,812,467
Receivables from affiliates		524,833		524,833
Other trade receivables		1,792,416		1,792,416
Cash surrender value of company-owned life insurance		1,688,800		1,688,800
Total assets	$ 25,151,759	$ 6,356,257	$ -	$ 31,508,016
Liabilities and subordinated borrowings				
Accounts payable and accrued liabilities		1,004,327		1,004,327
Payables to affiliates		73,728		73,728
Deferred compensation liability		1,676,214		1,676,214
Subordinated borrowings			1,530,921	1,530,921
Total liabilities and subordinated borrowings	$ -	$ 2,754,269	$ 1,530,921	$ 4,285,190

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value, due to their short term nature and generally negligible credit risk. These instruments include restricted cash, receivables from broker-dealers, affiliates and others, accounts payable and accrued liabilities and payables to affiliates.

Cash surrender value of company-owned life insurance is reported in the statement of financial condition at the amount that could be realized under the contract as of December 31, 2015, which approximates fair value.

The Company determines the fair value of subordinated borrowings based primarily upon the amount and timing of expected future cash flows, interest rates and credit spreads of the Parent.

The significant input into the Company's determination of the fair value of the deferred compensation liability is the net asset value (NAV) per share of the investment funds selected by participating employees. The Company uses NAV as its measure of fair value for the fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

5. Income Taxes

Deferred income taxes resulted from the following temporary differences:

Deferred tax assets	
Deferred rent	$ 909,165
Deferred compensation	186,441
State tax loss carryforward	59,094
	1,154,700
Deferred tax liabilities	
Depreciation	(1,981,345)
	(1,981,345)
Net deferred tax liability	$ (826,645)

The Company files a U.S. federal income tax return. The Company is no longer subject to U.S. federal income tax examination by the taxing authorities for years before 2012. The Company files in several state tax jurisdictions. The Company is no longer subject to state income tax examination by the taxing authorities in Texas for years before 2011, by taxing authorities in Colorado for years before 2011 and by taxing authorities in New York for years before 2012. The Company has concluded that no uncertain tax positions exist that require recognition or disclosure at December 31, 2015. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

6. Subordinated Borrowings

In May 2011, the Company secured a $1,500,000 FINRA-approved, long-term, subordinated loan bearing interest at 8% from the Parent for an initial term of three years. This loan was renewed for an additional three years in May 2014. The loan was secured to support the Company's net capital position and is available in computing the Company's net capital under the Rule. With the prior written approval of FINRA, the Company may, at its option, but not at the option of the Parent, make a payment of all or any portion of the principal amount of the loan prior to the scheduled maturity date of May 2017. However, to the extent that such borrowings are required for the Company's net capital requirements, they may not be repaid. The Company accrues interest monthly and pays the Parent quarterly. The total subordinated loan interest paid during the year was $120,000.

7. Deferred Rent

The Company recognizes rent expense for scheduled rent increases and rent holidays by amortizing the aggregate lease payments on a straight-line basis over the lease term. The difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease is recorded as deferred rent in the early years of the lease, when cash payments are generally lower than straight-line rent expense, and reduced in the later years of the lease when payments begin to exceed the straight-line expense. Also included in deferred rent are tenant improvement allowances received by the Company from its landlords. These allowances are being amortized over the lease term as a reduction to rent expense. At December 31, 2015, the unamortized tenant improvement allowance included in deferred rent was $1,502,121.

8. Employee Benefit Plan

The Company's employees participate in a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code which is offered and administered by an affiliate of the Company. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's annual compensation, subject to IRS limitations.

9. Deferred Compensation Plan and Company-Owned Life Insurance

The Company has a nonqualified deferred compensation plan ("DCP") covering certain employees. Historically, the DCP allowed participants to defer up to 50% of their compensation. The DCP participants are allowed to elect certain hypothetical investments in which their deferrals are deemed to be invested for purposes of measuring the allocation of net income or net losses to each participant. Based upon the fair value of each participant's hypothetical investments the DCP obligation at December 31, 2015 was $1,676,214. The DCP was suspended during 2011 and therefore no deferrals were made during 2015. During 2015, distributions of $816,985 were made from the DCP.

The Company maintains company-owned life insurance policies which are designed to offset a portion of the DCP liability. The policies are reported in the statement of financial condition at the cash surrender value or the amount that could be realized under the contract as of December 31, 2015 of $1,688,800. During 2015, the Company received $944,843 in cash value for policies surrendered in order to pay a portion of the related deferred compensation distribution mentioned above.

10. Related Party Transactions

The Company pays for rent expense on all leases as well as furniture, equipment and leasehold improvements. Affiliates reimburse the Company for usage of the office space and the depreciation of furniture, equipment and leasehold improvements through payment of a facility fee. The fee is calculated on a monthly basis based upon divisional headcount.

The Company uses a variation of the Parent's name, and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 2% of the Company's revenue.

The Company receives administrative services, including payroll, health care and the defined contribution plan, based upon a service agreement between the Company and Tudor, Pickering, Holt & Co. Management, LLC. Under the service agreement the Company pays a fee based upon 5% of employee-related expenses reported by the Company, excluding share-based compensation expenses.

During the year ended December 31, 2015, the Company earned investment banking revenue from companies with common directors, senior advisors or management of the Company or its Parent.

The Company made charitable contributions to organizations with common directors or management of the Company or the Parent during the year ended December 31, 2015.

The Company paid membership dues to organizations with common directors during the year ended December 31, 2015.

The Company received compensation from TPH Asset Management, LLC for research services provided in the year ended December 31, 2015.

The Company and one of its affiliates, Tudor, Pickering, Holt & Co. International, LLP ("International LLP"), remit revenue to each other for transactions processed for the others' clients.

The Company files one combined Texas state income tax return for itself and affiliates and remits all taxes due on their behalf.

As of December 31, 2015, the Company has outstanding receivables from affiliates and payables to affiliates which are shown separately on the statement of financial condition. The Company settles receivables and payables with affiliates, in cash, within 12 months. In addition, the Company has subordinated borrowings from the Parent as of December 31, 2015 which are described in Note 6 to these financial statements.

11. Commitments, Contingencies and Indemnifications

The Company leases office space and equipment under operating lease agreements that expire on various dates through 2020. Certain leases contain renewal options and escalation clauses. In addition, the lease for the Houston and Denver office space included leasehold improvement incentives as described in Note 7.

The Company entered into a sublease for one floor of the Company's Houston office space. Future minimum rentals to be received under this non-cancelable sublease total $44,777 as of December 31, 2015.

Future minimum rentals under such leases are as follows:

Years Ending	**Minimum Rental Commitments**
2016	$ 3,462,219
2017	$ 3,449,746
2018	$ 3,125,039
2019	$ 2,904,306
2020	$ 1,922,819
Thereafter	-
	$ 14,864,129

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

On November 30, 2014, a putative class action complaint, captioned St. Lucie County Fire District Firefighters' Pension Trust Fund, et al. v. Bryant, et al., was filed in the United States District Court for the Southern District of Texas on behalf of all persons or entities who purchased or otherwise acquired Cobalt International Energy, Inc. ("Cobalt") securities in connection with certain registered

securities offerings, including a February 2012 common stock offering in which the Company acted as an underwriter. The complaint asserts claims under federal securities laws alleging material misstatements or omissions concerning Cobalt in connection with the offering and includes as named defendants Cobalt, certain of Cobalt's officers and directors, and the underwriters for Cobalt's offerings, including the Company. The Company has contractual rights to indemnification from the issuer. On January 19, 2016, the Court entered an order denying the underwriter defendants' motion to dismiss. The case is expected to proceed to discovery.

On April 17, 2015, a putative class action complaint, captioned Peter McCrory, Individually and on Behalf of All Others Similarly Situated v. CHC Group Ltd. ("CHC Group"), et al., was filed in the Supreme Court of the State of New York, County of New York in connection with CHC's January 16, 2014 initial public offering, in which the Company acted as an underwriter. The complaint asserts claims under federal securities laws alleging material misstatements or omissions in connection with the offering and includes as named defendants CHC Group, certain of CHC's officers and directors, and the underwriters for the offering, including the Company. The case is in initial stages, and has been removed to the United States District Court for the Southern District of New York and consolidated with the Rudman putative class action that asserts similar claims and is described below. The Company has contractual rights to indemnification from the issuer.

On May 15, 2015, a putative class action complaint, captioned Errol Rudman and Rudman Partners LP, on Behalf of Themselves and All Others Similarly Situated v. CHC Group Ltd. ("CHC Group"), et al., was filed in the United States District Court in the Southern District of New York in connection with CHC's January 16, 2014 initial public offering, in which the Company acted as an underwriter. The complaint asserts claims under federal securities laws alleging material misstatements or omissions in connection with the offering and includes as named defendants CHC Group, certain of CHC's officers and directors, and the underwriters for the offering, including the Company. The case is in initial stages, and the Company has contractual rights to indemnification from the issuer.

12. Concentration of Credit Risk and Sector Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

The Company generates the majority of its revenues from customers within the energy industry. Therefore, the Company is subject to geographic, general economic and political conditions which could negatively impact the energy industry and/or the Company's revenue. Recently, oil prices have declined significantly. This may impact the Company and companies in the energy industry.

13. Share-Based Compensation

The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). As of December 31, 2015, the Parent had 124,897 Series G Units remaining for future issuance. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The Parent allocates non-cash compensation expense to the Company and affiliates based upon the level of employment services each employee provides to the Company and affiliates. The Plan provides for accelerated vesting if there is a change in control, and the unit holder's employment is terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Units, and the Company has the right to redeem any or all the vested Units at Fair Market Value as defined in the Plan.

The fair value of each Unit was determined on the date of grant using the Monte Carlo valuation model based on the following assumptions:

	Assumptions
Expected volatility	31.50%
Risk free rate	1.81%
Expected dividend yield	0.00%

Expected volatility is based on the volatility of similar companies in the industry. The risk-free rate is based on the 10-year Treasury rate. In addition, a discount for lack of marketability of the Units of 25.0% was used to determine the fair value of the Units granted.

A rollforward of the Parent's nonvested Units under the Plan as of December 31, 2015 is presented below:

Nonvested Units	Series C, D & G Units	Weighted Average Grant-Date Fair Value*
Nonvested at January 1, 2015	32,402	$ 63.18
Granted	10,900	44.93
Vested	(16,228)	56.77
Forfeited	(1,814)	54.21
Nonvested at December 31, 2015	25,260	$ 60.06

* Weighted average grant-date fair value amount for Series G Units in the Parent

The Parent's total weighted average grant-date fair value of units that vested during the year ended December 31, 2015 was $921,238. As of December 31, 2015, the Parent's total unrecognized compensation cost related to nonvested Units granted was $1,125,282. The cost is expected to be recognized by the Parent, the Company or their affiliates over a weighted average period of 1.37 years based upon the level of services provided by each employee to each company.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2016, which is the date the financial statements were available for issuance.

In August of 2015, a putative class action complaint, captioned the Plains All American Pipeline, L.P. Securities was filed in the United States District Court for the Southern District of Texas. On January, 29, 2016, the lead plaintiffs in this case filed an amended complaint naming the Company as a defendant. The amended complaint was filed on behalf of all persons or entities who purchased or otherwise acquired securities of Plains All American Pipeline, L.P. or certain of its affiliates ("Plains") in connection with certain securities offerings, including an initial public offering in which the Company acted as an underwriter. The complaint asserts claims under federal securities laws alleging material misstatements or omissions concerning Plains in connection with the offerings and includes as named defendants Plains, certain of its affiliates, officers and directors, and the underwriters for the offerings, including the Company. The case is in initial stages, and the Company has contractual rights to indemnification from the issuer.